                                                              OMB APPROVAL
                                                      OMB Number:  3235-0145
                                                      Expires: December 31, 1997
                                                      Estimated average burden
                                                      hours per response  14.90


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                      (Amendment No.        1         )*
                                     -----------------


                           Ramsay Managed Care, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  75158E 10 1
                        ------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 pages

CUSIP NO.  75158E 10 1                13G                     Page 2 of 9 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ramsay Holdings HSA Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Barbados

NUMBER OF        5  SOLE VOTING POWER
 SHARES
BENEFICIALLY     6  SHARED VOTING POWER
 OWNED BY
 EACH                   552,428
 REPORTING
 PERSON          7  SOLE DISPOSITIVE POWER

 WITH            8  SHARED DISPOSITIVE POWER

                        552,428

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          552,428

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.6%

12   TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 9 Pages

CUSIP NO.  75158E 10 1                      13G                Page 3 of 9 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul Ramsay Holdings Pty. Limited


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New South Wales, Australia

NUMBER OF      5  SOLE VOTING POWER
 SHARES
BENEFICIALLY   6  SHARED VOTING POWER
 OWNED BY
  EACH                738,173
REPORTING
 PERSON        7  SOLE DISPOSITIVE POWER
  WITH
               8  SHARED DISPOSITIVE POWER

                     738,173


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        738,173

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        11.5%

12   TYPE OF REPORTING PERSON*

         CO
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 9 Pages

CUSIP NO.  75158E 10 1                      13G                Page 4 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul Ramsay Hospitals Pty. Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [X]
                                                        (b) [ ]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

       New South Wales, Australia

NUMBER OF        5  SOLE VOTING POWER
 SHARES
BENEFICIALLY     6  SHARED VOTING POWER
 OWNED BY
  EACH               6,913,173
REPORTING
  PERSON         7  SOLE DISPOSITIVE POWER
   WITH
                 8  SHARED DISPOSITIVE POWER

                     6,913,173

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   6,913,173

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[_]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  70.3%

12  TYPE OF REPORTING PERSON*

       CO
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 4 of 9 Pages

CUSIP NO.  75158E 10 1                    13G                Page 5 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Paul J. Ramsay

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [X]
                                                        (b) [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Australia

NUMBER OF      5  SOLE VOTING POWER
 SHARES
BENEFICIALLY   6  SHARED VOTING POWER
 OWNED BY
  EACH                6,913,173
REPORTING
 PERSON        7  SOLE DISPOSITIVE POWER
   WITH
               8  SHARED DISPOSITIVE POWER

                      6,913,173

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,913,173

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            70.3%

12   TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 5 of 9 Pages

CUSIP No. 75158E 10 1                                          Page 6 of 9 Pages

Note: This Amendment No. 1 to the Schedule 13G dated February 13, 1996 is being restated in order to comply with Rule 101(a)(2)(ii) of Regulation S-T.

Item 1(a).  Name of Issuer:
            --------------
            The name of the issuer is Ramsay Managed Care, Inc. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

          The principal executive offices of the Company are located at One Alhambra Plaza, Suite 750, Coral Cables, Florida 33134.

Item 2(a).  Names of Persons Filing:
            -----------------------

          This statement is being filed by: (a) Ramsay Holdings HSA Ltd. ("Ramsay HSA"), which is indirectly controlled by Paul Ramsay Holdings Pty. Limited ("Ramsay Holdings") which is controlled by Paul J. Ramsay ("Ramsay"), and Paul Ramsay Hospitals Pty. Ltd. ("Ramsay Hospitals"), which is controlled by Ramsay; (b) Ramsay Holdings; (c) Ramsay Hospitals; and (d) Ramsay.

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            -----------------------------------------------------------

          The address of the principal business office of each of Ramsay Hospitals, Ramsay Holdings and Ramsay is 154 Pacific Highway, 7th Floor, Greenwich NSW, Australia and the address of the principal business office of Ramsay HSA is c/o The Corporate Secretary Limited, Alleyne House, White Park Road, P.O. Box 806, East Bridgetown, Barbados.

Item 2(c).  Citizenship:
            -----------

          Ramsay HSA is an international business company organized under the laws of Barbados. Each of Ramsay Holdings and Ramsay Hospitals is a company of limited liability organized under the laws of New South Wales, Australia. Ramsay is a citizen of Australia.

Item 2(d).  Title of Class of Securities:
            ----------------------------

          The securities to which this statement relates are shares of the common stock, $.01 par value (the "Common Stock"), of the Company.

Item 2(e).  CUSIP Number:
            ------------

            The CUSIP number of the Common Stock is 75158E 10 1.

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
          -------------------------------------------------------------------
            check whether the person filing is a:
            ------------------------------------

            Not applicable.

Item 4.   Ownership.
          ---------

            (1)  RAMSAY HSA

               (a) As of December 31, 1996, Ramsay HSA beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), 552,428 shares of Common Stock of the Company (such amount consists of 552,428 shares of Common Stock owned directly by Ramsay
     HSA).

               (b) The shares of Common Stock owned beneficially by Ramsay HSA represent, to the best knowledge of Ramsay HSA, approximately 8.6% of the issued and outstanding shares of the Common Stock of the Company.

CUSIP No. 75158E 10 1                                         Page 7 of 9 Pages

               (c) Ramsay HSA shares the power to vote or to direct the voting of 552,428 shares of Common Stock and to dispose of or to direct the disposition of 552,428 shares of Common Stock.

           (2)  RAMSAY HOLDINGS

               (a) As of December 31, 1996, Ramsay Holdings beneficially owned, for purposes of Rule 13d-3 under the Act, 738,173 shares of Common Stock of the Company.

               (b) The shares of Common Stock owned beneficially by Ramsay Holdings represent, to the best knowledge of Ramsay Holdings, approximately 11.5% of the issued and outstanding shares of the Common Stock of the Company (such amount includes (i) 185,745 shares of Common Stock owned directly by Ramsay Holdings and (ii) 552,428 shares of Common Stock owned directly by Ramsay HSA).

               (c) Ramsay Holdings shares the power to vote or to direct the voting of 738,173 shares of Common Stock and to dispose or direct the disposition of 738,173 shares of Common Stock.

               (3)  RAMSAY HOSPITALS

               (a) As of December 31, 1996, Ramsay Hospitals beneficially owned, for purposes of Rule 13d-3 under the Act, 6,913,173 shares of Common Stock of the Company (such amount includes (i) 2,750,000 shares of Common Stock owned directly by Ramsay Hospitals, (ii) 425,000 shares of Common Stock issuable upon exercise of currently exercisable warrants to purchase shares of Common Stock held by Ramsay Hospitals, (iii) 3,000,000 shares of Common Stock issuable upon the conversion of 100,000 shares of the 1996 Preferred Stock, $.01 par value, of the Company and (iv) 738,173 shares of Common Stock beneficially owned by Ramsay Holdings).

               (b) The shares of Common Stock owned beneficially by Ramsay Hospitals represent, to the best knowledge of Ramsay Hospitals, approximately 70.3% of the issued and outstanding shares of the Common Stock of the Company.

               (c) Ramsay Hospitals shares the power to vote or to direct the voting of 6,913,173 shares of Common Stock and to dispose or direct the disposition of 6,913,173 shares of Common Stock.

            (4)  RAMSAY

               (a) As of December 31, 1996, Ramsay beneficially owned, for purposes of Rule 13d-3 under the Act, 6,913,173 shares of Common Stock of the Company.

               (b) The shares of Common Stock owned beneficially by Ramsay represent, to the best knowledge of Ramsay, approximately 70.3% of the issued and outstanding shares of the Common Stock of the Company (such amount consists of 6,913,173 shares of Common Stock beneficially owned by Ramsay Hospitals).

               (c) Ramsay shares the power to vote or to direct the voting of 6,913,173 shares of Common Stock and to dispose or to direct the disposition of the 6,913,173 shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class.
            ---------------------------------------------

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
            ------------------------------------------------ --------------
            Not applicable.

CUSIP NO.  75158E 10 1                      13G                Page 8 of 9 Pages

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company.
            ------------------------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            The members of the Group filing this statement are Ramsay HSA, Ramsay Holdings, Ramsay Hospitals and Ramsay.

Item 9.     Notice of Dissolution of Group.
            ------------------------------

            Not applicable.

Item 10.    Certification.
            -------------

            Not applicable.

Signatures
----------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1997

                              PAUL J. RAMSAY



                              By:/s/ Bradley P. Cost
                                 ------------------------------
                                   Bradley P. Cost
                                   Attorney-in-Fact



                              PAUL RAMSAY HOSPITALS PTY. LTD.



                              By:/s/ Bradley P. Cost
                                 ------------------------------
                                   Bradley P. Cost
                                   Attorney-in-Fact



                              RAMSAY HOLDINGS HSA LTD.



                              By:/s/ Bradley P. Cost
                                 ------------------------------
                                   Bradley P. Cost
                                   Attorney-in-Fact



                              PAUL RAMSAY HOLDINGS PTY. LIMITED



                              By:/s/ Bradley P. Cost
                                 ------------------------------
                                   Bradley P. Cost
                                   Attorney-in-Fact

CUSIP NO.  75158E 10 1                      13G                Page 9 of 9 Pages

                               INDEX TO EXHIBITS
                               -----------------

Exhibit                                                        Sequential
Number        Description                                         Page
-------       -----------                                         ----
Exhibit A     Joint Filing Agreement dated as of February 1,       __
              1996 by and among Paul Ramsay Hospitals
              Pty. Ltd., Ramsay Holdings HSA Ltd., Paul
              Ramsay Holdings Pty. Limited and Paul J.
              Ramsay (incorporated by reference to Exhibits to Schedule 13G dated February 13, 1996 filed by Ramsay HSA, Ramsay Holdings,
              Ramsay Hospitals and Ramsay).

Exhibit B     Power of Attorney dated November 28, 1994            __
              by Ramsay Holdings HSA Limited appointing
              Thomas M. Haythe and Bradley P. Cost as
              attorneys-in-fact (incorporated by reference to
              Exhibits to Schedule 13G dated February 13,
              1996 filed by Ramsay HSA, Ramsay Holdings,
              Ramsay Hospitals and Ramsay).

Exhibit C     Power of Attorney dated November 28, 1994            __
              by Paul Ramsay Holdings Pty. Limited
              appointing Thomas M. Haythe and Bradley P.
              Cost as attorneys-in-fact (incorporated by reference to Exhibits to Schedule 13G dated
              February 13, 1996 filed by Ramsay HSA,
              Ramsay Holdings, Ramsay Hospitals and
              Ramsay).

Exhibit D     Power of Attorney dated November 28, 1994            __
              by Paul Ramsay Hospitals Pty. Limited
              appointing Thomas M. Haythe and Bradley P.
              Cost as attorneys-in-fact (incorporated by reference to Exhibits to Schedule 13G dated
              February 13, 1996 filed by Ramsay HSA,
              Ramsay Holdings, Ramsay Hospitals and
              Ramsay).

Exhibit E     Power of Attorney dated November 28, 1994            __
              by Paul J. Ramsay appointing Thomas M.
              Haythe and Bradley P. Cost as attorneys-in-fact (incorporated by reference to Exhibits to Schedule 13G dated February 13, 1996 filed by Ramsay HSA, Ramsay Holdings, Ramsay
              Hospitals and Ramsay).